As filed with the Securities and Exchange Commission on
                      July 28, 2005 Registration No. 333-
                      ------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
                    THE SECURITIES ACT OF 1933, AS AMENDED,
    FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                        --------------------------------
                                  ENERSIS S.A.
   (Exact name of issuer of deposited securities as specified in its charter)
                        --------------------------------
                                      N/A
                  (Translation of issuer's name into English)
                        --------------------------------

                               REPUBLIC OF CHILE
           (Jurisdiction of incorporation or organization of issuer)
                        --------------------------------
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                        --------------------------------
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)
                        --------------------------------
                             Mr. Donald J. Puglisi
                              Puglisi & Associates
                         850 Library Avenue, Suite 204
                             Newark, Delaware 19711
      (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:
          Nicholas Kronfeld                     Frettra M. Miller, Esq.
          Davis Polk & Wardwell                 Citibank, N.A.
          450 Lexington Avenue                  388 Greenwich Street, 19th Floor
          New York, NY 10016                    New York, New York 10013
               --------------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                                |X| immediately upon filing.
                                                |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                       Proposed       Proposed       Amount of
  Title of Each          Amount        Maximum        Maximum       Registration
Class of Securities       to be        Aggregate      Aggregate        Fee
 to be Registered       Registered     Offering       Offering
                                       Price Per      Price**
                                       Unit*
--------------------------------------------------------------------------------
American Depositary     100,000,000    $5.00         $5,000,000        $588.50
Shares, each
representing fifty
(50) common shares,
without par value,
of Enersis S.A.
--------------------------------------------------------------------------------
* Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

           This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                  Location in Form of American
                                                  Depositary Receipt ("Receipt")
Item Number and Caption                           Filed Herewith as Prospectus
-----------------------                           ------------------------------

1. Name of Depositary                         Face of Receipt, Introductory
                                              Paragraph

2. Title of Receipts and identity             Face of Receipt, top center
   of deposited securities

Terms of Deposit:
 (i)  The amount of deposited                 Face of Receipt, upper right
      securities represented by               corner
      one American Depositary
      Share

 (ii) The procedure for voting,               Reverse of Receipt, Paragraphs
      if any, the deposited                   (13) and (14)
      securities

(iii) The collection and                      Face of Receipt, Paragraph (4)
      distribution of dividends               Reverse of Receipt, Paragraphs
                                              (12) and (13)

 (iv) The transmission of notices,            Reverse of Receipt, Paragraphs
      reports and proxy soliciting            (13) and (16)
      material

  (v) The sale or exercise of                 Reverse of Receipt, Paragraph (12)
      rights

 (vi) The deposit or sale of                  Face of Receipt, Paragraph (3);
      securities resulting from               Reverse of Receipt, Paragraph (15)
      dividends, splits or plans
      of reorganization

(vii) Amendment, extension or                 Reverse of Receipt, Paragraphs
      termination or the deposit              (21) and (22) (no provision for
      agreement                               extension)

(viii)Rights of holders of                    Reverse of Receipt, Paragraph (16)
      Receipts to inspect the
      transfer books of the
      depositary and the list of
      holders of Receipts

 (ix) Restrictions upon the right             Face of Receipt, Paragraphs (2),
      to deposit or withdraw the              (3), (4), (5), (6) and (7)
      underlying securities

  (x) Limitation upon the                     Reverse of Receipt, Paragraph (19)
      liability of the depositary

3. Fees and charges which may be              Face of Receipt, Paragraph (6)
   imposed directly or indirectly
   against holders of Receipts


Item 2.  AVAILABLE INFORMATION                Face of Receipt, Paragraph (9)

      Enersis S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                   PROSPECTUS
                                   ----------


         THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (a) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a) Amended and Restated Deposit Agreement, dated as of June 1, 1994, among Enersis S.A., a corporation organized and existing under the laws of the Republic of Chile (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts ("ADRs") issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder).*

               (b) Form of Foreign Exchange Contract.*

               (c) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities. - None

               (d) Opinion of counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit (d).

               (e) Certification under Rule 466. - Filed herewith as Exhibit
(e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative in the United States of the Company - Set forth on the signature pages herein.


Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

               b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty (30) days before any change in the fee schedule.


-----------------------------------
* Previously filed

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 1, 1994, among Enersis S.A., a corporation organized and existing under the laws of the Republic of Chile, Citibank, N.A., as depositary, and all Holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of July 2005.

                                      Legal entity created by the Amended and
                                      Restated Deposit Agreement for the
                                      issuance of American Depositary Receipts evidencing American Depositary Shares, each representing fifty (50) common shares, without par value, of Enersis S.A.

                                      CITIBANK, N.A., as Depositary



                                      By:      /s/ Ricardo R. Szlezinger
                                             ----------------------------------
                                      Name:     Ricardo R. Szlezinger
                                      Title:    Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, Enersis S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile, on the 30th day of March 2005.


                                      Enersis S.A.

                                      By:      /s/ Domingo Valdes
                                           ------------------------------------
                                      Name:    Domingo Valdes
                                      Title:   General Counsel

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mario Valcarce and Domingo Valdes individually to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on March 30, 2005.


      Name                                              Title
      -----                                             ------


  /s/ Pablo Yrarrazaval                     Chairman of the Board of Directors
----------------------------------
Pablo Yrarrazaval


                                            Vice Chairman of the Board of
----------------------------------
Rafael Miranda                              Directors


                                            Director
----------------------------------
Jose Luis Palomo


  /s/ Ernesto Silva                         Director
----------------------------------
Ernesto Silva


  /s/ Eugenio Tironi                        Director
----------------------------------
Eugenio Tironi


  /s/ Hernan Somerville                     Director
----------------------------------
Hernan Somerville

  /s/ Alfonso Arias                         Director
----------------------------------
Alfonso Arias


  /s/ Mario Valcarce                        CEO
----------------------------------
Mario Valcarce


  /s/ Alfredo Ergas                         CFO
----------------------------------
Alfredo Ergas


  /s/ Domingo Valdes                        General Counsel
----------------------------------
Domingo Valdes


  /s/ Fernando Isac                         Accounting Director
----------------------------------
Fernando Isac








Authorized Representative in the United States


  /s/ Donald J. Puglisi
----------------------------------
Donald J. Puglisi

                               Index to Exhibits
                               -----------------

                                                                   Sequentially
  Exhibit                         Document                         Numbered Page
  -------                         --------                         -------------


  (d)                             Opinion of counsel
                                  to the Depositary



  (e)                             Certification under
                                  Rule 466

                    (d) Opinion of counsel to the Depositary

July 28, 2005


Citibank, N.A.
ADR Department
388 Greenwich Street
New York, N.Y.  10013

Re:      American Depositary Receipts evidencing American Depositary
         Shares representing fifty (50) Common Shares, without par value, of Enersis S.A.

Ladies and Gentlemen:

I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 100,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the amended and restated Deposit Agreement, dated as of June 1, 1994, by and among Citibank, N.A., as depositary, Amarin Corporation plc., a company organized and existing under the laws of the Republic of China (the "Company"), and all Holders from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibits (a) (i), (ii) and (iii) to the Registration Statement (collectively, the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent fifty (50) common shares, without par value, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

Very truly yours,

/s/ Frettra M. Miller

                        (e) Certification under Rule 466

                          Certification under Rule 466


  The Depositary, Citibank, N.A., represents and certifies the following:

  (1) That it previously had filed a Registration Statement on Form F-6 (Enersis S.A., File No. 333- 110899), which the Commission declared effective, with terms of deposit identical to the terms of this Registration Statement.

  (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                      Citibank, N.A., as depositary





                                      By:    /s/ Frettra M. Miller
                                         ---------------------------------------
                                      Name:  Frettra M. Miller
                                      Title: Senior Vice President and
                                             Associate General Counsel